FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2007

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
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(Translation of Registrant's Name)

Rua Fortunato Ferraz, 365
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 1, 2007

SADIA S.A.

By:/s/Welson Teixeira Junior
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Name: Welson Teixeira Junior
Title: Investor Relations Officer

SADIA S.A.
A publicly-held Company
CNPJ/MF nº 20.730.099/0001 -94

NOTICE OF THE ORDINARY SHAREHOLDERS MEETING

The Shareholders of Sadia S.A. are invited to attend the Ordinary Shareholders Meeting that will be held at 09:00 a.m., on April 19, 2007, at its main address at Rua Senador Attílio Fontana No. 86, in Concórdia-SC. The purpose of this meeting is to discuss and make a resolution about the following Order of Business and pertinent instructions:

a) Submission of Management accounts; examination, discussion and voting of the financial statements for the year ended at 12/31/2006, accompanied by the opinions expressed by the Independent Accountants and by the Fiscal Committee;

b) Appropriation of net income for the year and validation of the distributed dividends;

c) Election of members to the Board of Directors and establishment of the annual amount for Management compensation including the possibility of shareholders being entitled to exercise the powers described in paragraphs 4, II or 5 of article 141 of Law No. .6404/76, introduced by Law No. 10303, dated 10/31/2001;

d) Election of the sitting and deputy members to the Fiscal Committee and establishment of their fees.

General Instructions:

1. Pursuant to the Brazilian Securities Exchange Commission - CVM Instruction No. 165, dated 12/11/1991, article 3, with the amendment introduced by CVM Instruction No. 282, dated 06/26/1998, article 1, the minimum percentage of interest in the voting capital to apply for the adoption of multiple vote in the election of members to the Board of Directors is five percent (5%).

2. Proxies for the ordinary shareholders meeting will be received by the São Paulo Administrative Center located at Rua Fortunato Ferraz, 659, 2º floor, Vila Anastácio – São Paulo-SP, Investors Relations Management, up to 05:00 p.m., on April 16, 2007.

3. The documentation relating to the matters to be appreciated at the ordinary shareholders meetings is at the disposal of the shareholders at the company's main address and in the following site: www.sadia.com.

São Paulo, February 28, 2007

WALTER FONTANA FILHO Chairman of the Board of Directors